UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934

For the fiscal year ended December 31, 2003
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN
           ----------------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Group, Inc. Savings Incentive Plan:
         Report of Independent Registered Public Accounting Firm..      3
         Statements of Net Assets Available for Benefits .........      4
         Statement of Changes in Net Assets Available for Benefits      5
         Notes to Financial Statements ...........................      6
         Supplemental schedule as of and for the year ended,
         December 31, 2003:
         Schedule H, Part IV, Line 4i - Schedule of Assets Held at
         End of Year .............................................     14

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which such schedules are required or because such schedules have been previously submitted to the Department of Labor.


(b) EXHIBIT
    -------

     Exhibit 23 - Consent of Independent Registered................    17

SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE GROUP, INC.
                                               SAVINGS INCENTIVE PLAN
                                               -----------------------------
                                                      (Name of Plan)



Date     June 25, 2004                By
         -------------
                                                /s/David C. Walker
                                               -----------------------------
                                               (David C. Walker,
                                                Chief Financial Officer,
                                                GMAC Mortgage Group, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------
To the Trustees and Participants of
The GMAC Mortgage Group, Inc. Savings Incentive Plan
Horsham, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of the GMAC Mortgage Group, Inc. Savings Incentive Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP

Princeton, NJ
June 25, 2004

              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
                           DECEMBER 31, 2003 and 2002


                                            2003            2002
                                         -----------   -----------
Assets:

Investments (Note 4)                   $401,830,689   $265,224,292
Loans Receivable                          7,814,107      6,159,920
                                        -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS      $409,644,796   $271,384,212
                                        ===========    ===========

See notes to financial statements.

              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS THE
                          YEAR ENDED DECEMBER 31, 2003.



Interest and dividends                    $  4,927,741

Net appreciation in fair
   value of investments(Note 4)             76,069,654

Contributions:
   Employee                                 50,637,332

   Employer - net                           20,018,146
                                            ----------

Total contributions                         70,655,478

Distributions to participants              (19,940,927)

Rollovers                                    6,548,638
                                            ----------

Increase in net assets available
   for benefits during the year            138,260,584

Net assets available for benefits,
   beginning of year                       271,384,212
                                           -----------

Net assets available for benefits,
        end of year                       $409,644,796
                                           ===========

See notes to financial statements.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
-----------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

     The GMAC Mortgage Group, Inc. Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Group, Inc. (the "Group") on April 30, 1986. The Plan was restated effective January 1, 1998. The Plan was amended as of November 29, 1999 and December 15, 2000 with an effective date of January 1, 1999 for both amendments. The Plan was amended and restated effective January 1, 2001. The Plan was amended primarily to clarify existing plan features and to effect administrative changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     During 2002, the Plan was amended and restated to be in compliance with the provisions of the Uruguay Round Agreement Act, the Uniformed Services Employment and Reemployment Rights Act, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and various regulations and rulings issued by governmental agencies (together "GUST") and the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). These amendments specify, among other things, changes in allowable rollover contributions into the Plan, changes in distributions resulting from termination of employment prior to early or normal retirement dates and other options for participants in the Plan.

     During 2002, the Plan implemented four additional amendments. On March 29, 2002, the Plan adopted certain "model amendments" prepared by the Internal Revenue Service to establish good faith compliance with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Also on March 29, 2002, the Plan was amended to state that each employee who becomes eligible to participate may contribute any percentage of his compensation remaining after applicable income or payroll tax or other withholding elections as he shall elect in a manner prescribed by the Administrator. "Compensation" shall not include bonuses (except for employees of GMAC Commercial Mortgage), incentive compensation other than commissions, severance or termination pay, expense reimbursements or allowances, or the value of welfare benefits or perquisites paid in cash. On September 13, 2002, the Plan was amended to indicate that the maximum term of a loan generally may not exceed five years, however, if the participant establishes to the satisfaction of Fidelity that the participant intends to use the loan to acquire his principal residence, the maximum term of the loan is ten years.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

     Furthermore, the Group contribution for a member shall be adjusted as the Pension Committee shall direct to the extent necessary for the matching contribution amount to be the amount that would have been contributed if the member's salary reduction contributions for the Plan year were made as an equal percentage of compensation during the portion of the year the member was eligible for matching contributions.

     General - The Plan is a defined contribution plan with a cash or deferred arrangement for employees of the Group, its participating subsidiaries and any related entities electing to adopt the Plan. The primary subsidiaries or related entities and their respective subsidiaries participating in the Plan include:

     o     GMAC Residential Holding Corporation ("GMAC Residential")

     o     Residential Funding Corporation ("RFC")

     o     GMAC Commercial Holding Corporation ("GMAC Commercial Mortgage").

    The Plan is sponsored and administered by the Group. At December 31, 2003 and 2002, all assets were held in trust at Fidelity Management Trust Company ("Fidelity"). A general description of the Plan provisions is incorporated in the notes that follow. The Plan document includes a complete description of the Plan provisions.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

      Acquisitions by the Group and subsidiaries affecting the Plan:


                                   Acquisition    Acquisition    Number of    Type of         Plan Year
Entity Acquired                       Date           Type        Employees   Transfer (1)(2)   Affected
-------------------------------------------------------------------------------------------------------

GMAC Commercial Holding Corp.
  Proctor Mortgage Group II, LLC       02/01/02     Net Assets         6     Rollover            2003
  Proctor Mortgage Services, LLC       02/01/02     Net Assets         0     Rollover            2003
  Westco Real Estate Finance Corp.     03/01/02     Net Assets        26     Rollover            2003
  CapMark Services, LP                 07/16/03     Net Assets       205     Rollover            2004
  Lend Lease Real Estate
    Investments, Inc.                  07/16/03     Net Assets        10     Rollover            2004
  Lend Lease Asset Management LP       07/16/03     Net Assets        36     Rollover            2004


Notes:

(1) Rollovers afford the former entity's plan participants the opportunity to roll their funds into the Group's Plan. Participants are eligible to rollover to the Group's Plan as of the entity's acquisition date.
(2) In all types of transfers, employees of the former entity are vested in accordance with the Plan's vesting schedule and their original dates of hire, except where noted.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

    Eligibility - Employees, except those in an ineligible classification, are eligible to participate. Employees considered ineligible are those covered by a collective bargaining agreement, part-time commissioned employees are not eligible for fringe benefits, part-time employees scheduled to work less than 20 hours per week, temporary employees, those employed as mortgage loan agents by GMAC Home Services, Inc., a non-resident alien with no United States source income, leased employees (paid by an entity other than the Group, or independent contractors. Temporary employees and those scheduled to work less than 20 hours per week become eligible once they complete one year of eligibility service and are employed by the Group on that date. Eligible employees may generally start to make pre-tax contributions to the Plan on the first day of any calendar month following 30 days of employment.

    Contributions - Annual additions to a participant's account are subject to certain limitations imposed by the Plan, and the Internal Revenue Code of 1986, as amended (the "Code". Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 99% (subject to a limit of $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively, plus, as applicable, the limit for age 50 or older catch-up contributions of $2,000 and $1,000 for years ended December 31, 2003 and 2002, respectively. The participant contribution limitation is evaluated annually by the Internal Revenue Service to determine if an adjustment for cost of living increases is necessary to the extent permitted by the Code. After one year of service, the Group will match 100% of a participant's contribution $1 for $1, up to 6% of compensation, to an annual matching limit of $3,000. Employer contributions are made to the General Motors Unitized Stock Fund. Based on the participant's election, participant contributions can be directed to any of several investment funds or options (see Note 4). Participants may elect to change contribution elections daily and are permitted to change allocations among funds or transfer balances between funds, in 1% increments daily.

     Participant Accounts - Two pre-tax basis accounts are maintained for each Plan participant. The Salary Reduction Account consists of a participant's contributions. The Matching Account consists of the Group's contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any increase or decrease in the market value of each investment category and all accrued income, expense and realized profit or loss shall be added to or deducted from the account of each participant.

     Vesting - Participants are immediately vested in their contributions in the Salary Reduction Account plus actual earnings thereon. Vesting in the Group's contributions in the Matching Account plus earnings thereon is based on years of continuous service. The participants' Matching Account vested balance is 20% after one year of credited service and increases 20% per year thereafter until fully vested, becoming 100% fully vested after 5 years of credited service.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

    Participant Loans - Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed ten years if loan is used for home purchase or five years if loan is used for any other purpose. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options.

    Distributions - A participant may withdraw his or her vested accrued benefit at any time after termination of employment, subject to an excise tax penalty if withdrawn prior to age 59 1/2. Prior to termination of employment, the participant's vested accrued benefit may only be withdrawn because of disability or financial hardship. A participant will receive his or her withdrawal in a lump-sum payment. A participant may also elect a distribution of shares of stock to the extent that a participant's accrued benefit is invested in employer stock.

    Forfeitures - Upon termination, the non-vested portion of the participant's Matching Account is forfeited. For the years ended December 31, 2003 and 2002, forfeited nonvested accounts totaled $720,553 and $844,387 and will be used to reduce subsequent Group contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions (specifically, the fair value of plan assets) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    Investment Valuation and Income Recognition - Investment transactions are recorded on the trade date and investment balances are stated at fair value. Assets are invested in common stocks, mutual funds and pooled separate accounts and are carried at quoted market price. Net appreciation in fair value of investments is computed based on the fair value of investments at the beginning of the Plan year compared with the fair value of investments at the end of the Plan year. Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

    Participant loans are valued at cost, which approximates fair value. Balances in the loan fund are carried at the principal balance outstanding.

    Distributions - Distributions are recorded when paid.

    Expenses - Administrative expenses of the Plan are paid by the Group.


3.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Group has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.

4.  INVESTMENTS AND INVESTMENT OPTIONS

     The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                        December 31,
                                                  -------------------------
     Identity of Issue                              2003             2002
     Fidelity Management Trust Comppany:
       Growth & Income Fund (1,229,578
       and 1,193,316 shares, respectively)       $ 46,303,956   $ 36,169,403
     Magellan Fund (393,515 and 338,196
       shares, respectively)                       38,462,209     26,703,977
     Contrafund (600,206 and 529,517
       shares, respectively)                       29,620,200     20,439,354
     Managed Income Fund (26,817,988 and
       24,325,125 shares, respectively)            26,817,988     24,325,125
     Retirement Government Monoey Market
       (24,879,230 shares and 20,729,207
        shares, respectively)                      24,879,230     20,729,207
     General Motors United Common Stock
       Fund (6,333,018 and 5,039,691 shares,
       respectively)*                              87,775,626     46,113,175
     * Nonparticipant-directed

     During the year ended 2003, the Plan's investments, which were all mutual funds (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $76,069,654.

     The Plan currently offers 31 mutual funds and one common stock as investment options for participants.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

     Employer contributions are automatically invested in the General Motors Unitized Stock ("GMUS") Fund. Participants have the ability to transfer these funds to another investment option immediately. The objective of the GMUS Fund is to provide a General Motors stock investment option that can be traded and accessed with the same frequency and timeliness as a Fidelity mutual fund. This fund is primarily comprised of GM Common Stock and a small percentage of cash and/or other liquid investments ranging from 1 to 3 percent of total assets of the fund. The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five-day settlement period. Contributions to each participant's Matching Accounts are initially invested in the GM Unitized Common Stock Fund. See Note 7 for more detailed financial information.

5.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated August 20, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code
    (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

6.  RELATED PARTY TRANSACTIONS

    Advisory, auditing and accounting services are paid for by the Group on behalf of the Plan. Costs for such outside services amounted to approximately $181,000 during the year ended December 31, 2003. The administrative expenses relating to the funds are paid directly by the participants from the fund's assets and are factored into the net asset value.

    The Plan has invested in common stock of General Motors Corporation ("GM"), the indirect parent of the Group, which is classified as nonparticipant-directed investments. See Note 7 for more detailed financial information. During the years ended December 31, 2003 and 2002, the Plan had the following GM stock transactions:

                                                     2003            2002
    Total dollar amount of purchases             $23,665,016     $22,508,896
    Total dollar amount of sales                  12,322,487      10,097,078










                                    - - 12 -



THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN


7.  NONPARTICIPANT-DIRECTED INVESTMENTS

                                                December 31,
                                         ---------------------------
                                             2003            2002

    Net Assets - Common Stock            $90,703,436     $48,671,584
                                          ==========      ==========

                                           Year-Ended
                                        December 31, 2003
                                        -----------------
    Interest and dividends               $    34,622
    Net appreciation in fair
      value of investments                30,936,120
    Controbutions:
      Employee                             1,760,365
      Employee - gross                    19,505,457
                                          ----------
      Total contributions                 21,265,822
                                          ----------
      Distribution to participants        (2,774,881)
      Rollovers                              263,543
      Transfer among investment options   (7,693,374)
                                           --------
      Decrease in net assets available
        for benefits during the year      42,031,852
      Net assets available for
        benefits, beginning of year       48,671,584
                                          ----------
     Net assets availabe for benefits,
       end of year                       $90,703,436
                                          ==========



                                     ******


THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN


                Schedule H, Part IV, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                          DECEMBER 31, 2002

                                                                                                  Market
  Identity of Issue                       Description of Investment                    Cost        Value
---------------------------------------   ---------------------------------------   ----------- -----------
                                          Participant Loans (Interest rates from
                                            5% to 10.5%)                           $7,814,107    $7,814,107

Fidelity Management Trust Company
Growth & Income Fund (2)                  Growth & Income Fund                     46,942,919    46,303,956

Fidelity Management Trust Company
Magellan Fund (2)                         Growth Fund                              39,642,328    38,462,209

Fidelity Management Trust Company
Contrafund (2)                            Growth Fund                              28,343,483    29,620,200

Fidelity Management Trust Company
Managed Income Fund (2)                   Stable Value Fund                        26,817,988    26,817,988

Fidelity Management Trust Company
Asset Manager Fund                        Asset Allocation Fund                    15,591,447    15,146,179

Fidelity Management Trust Company
Retirement Government Money Market
Fund (2)                                  Money Market Fund                        24,879,230    24,879,230

Fidelity Management Trust Company
OTC Portfolio Fund                        Growth Fund                              16,573,209    13,596,546

Fidelity Management Trust Company
Overseas Fund                             International Growth Fund                11,154,519    10,854,125

Fidelity Management Trust Company
Blue Chip Growth Fund                     Growth & Income Fund                     14,248,070    13,255,119

Fidelity Management Trust Company
Small Cap Stock Fund                      Growth Fund                               6,624,082     7,793,601

Fidelity Management Trust Company
Fidelity Aggressive Growth Fund           Growth Fund                               6,248,725     4,371,346

Fidelity Management Trust Company
Spartan U.S. Equity Index Fund            Growth Fund                               8,451,295     8,646,615


THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

                  Schedule H, Part IV, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                          DECEMBER 31, 2003

                                                                                                   Market
  Identity of Issue                       Description of Investment                    Cost        Value
---------------------------------------   ---------------------------------------   ----------- -----------
Fidelity Management Trust Company
Puritan Fund                              Balanced Fund                             6,791,378     7,084,698

Fidelity Management Trust Company
Ginnie Mae Fund                           Income Fund                               7,538,259     7,588,376

Fidelity Management Trust Company
U.S. Bond Index                           Bond Fund                                 8,069,257     8,166,538

Fidelity Management Trust Company
Low-Price Stock Fund                      Growth Fund                              10,286,046    12,816,805

Fidelity Management Trust Company
Equity Income Fund                        Growth Fund                               2,894,543     3,194,034

Fidelity Management Trust Company
Freedom Income Fund                       Asset Allocation Fund                       769,792       785,836

Freedom 2000 Fund                         Asset Allocation Fund                       784,309       786,274

Freedom 2010 Fund                         Asset Allocation Fund                     3,770,010     3,835,664

Freedom 2020 Fund                         Asset Allocation Fund                     5,502,903     5,579,194

Freedom 2030 Fund                         Asset Allocation Fund                     5,424,077     5,579,490

Freedom 2040 Fund                         Asset Allocation Fund                       489,257       540,651

Fidelity Management Trust Company         Growth Fund
Fidelity Value Fund                                                                  4,930,529    6,005,226

Fidelity Management Trust Company         International Growth Fund
Diversified International Fund                                                      2,358,801     2,905,048





THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

                  Schedule H, Part IV, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                          DECEMBER 31, 2003

                                                                                                  Market
  Identity of Issue                       Description of Investments                   Cost        Value
---------------------------------------   --------------------------------------- -----------   -----------
Fidelity Fixed Income Trust Inflation     Bond Fund                                   369,006       369,981
Protected Bond Fund

Janus Advisor Series Mid Cap Value        Growth Fund                                 383,146       415,354

ING Partners Inc. PIMCO Total Return      Bond Fund                                   879,778       870,234
Portfolio

Alger Fund MidCap Growth Portfolio        Growth Fund                               1,911,880     2,131,912

AIM Growth Series Basic Value Fund        Growth Fund                                 447,260       494,289

Janus Mid Cap Value Fund                  Growth Fund                               1,127,214     1,267,705

Fidelity Management Trust Company
General Motors Unitized Common Stock
Fund (1)(2)                               Common Stock Fund                        70,652,751    87,775,626

Fidelity Management Trust Company
Delphi Automotive Unitized Common Stock
Fund (1)                                  Common Stock Fund                         2,469,089     2,020,449

DirectTV
  DirectTV Common Stock (1)               Common Stock Fund                           499,387       447,718

Newscorp Stock
  Newscorp Common Stock (1)               Common Stock Fund                            98,023        91,543

Raytheon Corp
Raytheon Common Stock (1)
                                          Common Stock Fund                           531,815       368,100
Wachovia
Wachovia Corporation Stock Fund           Common Stock Fund                           315,534       962,830

                                                                                -------------  ------------
                                          TOTAL                                  $392,625,446  $409,644,796
                                                                                 ============  ============
(1)   Party in interest.
(2)   Individual investment represents 5% or more of the Plan's net assets.